Filed by MRO Software, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14d-2(b)
                                           under Securities Exchange Act of 1934

                                       Subject Company: Datastream Systems, Inc.

                                                  Commission File No.: 000-25590

                                                           Date: January 8, 2002
mro
SOFTWARE
[LOGO]

FOR IMMEDIATE RELEASE

Contacts:
Chip Drapeau                        Peter Rice
(781) 280-6800                      (781) 280-6550
chip.drapeau@mro.com                peter.rice@mro.com
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                MRO SOFTWARE URGES DATASTREAM BOARD TO NEGOTIATE


BEDFORD, MASS., January 9, 2002 - MRO Software, Inc. (Nasdaq: MROI), the leading provider of e-Business solutions for asset-intensive companies, today announced that it has responded to Datastream's refusal to enter into discussions regarding MRO Software's acquisition proposal. In a letter sent today, MRO Software urged Datastream's management and board to open negotiations.

On December 20, 2001 MRO Software made an offer to purchase Datastream Systems, Inc. for a price of $6.00 per share, consisting of $1.00 in cash and $5.00 in the form of MRO Software common stock, at the time representing a premium of 45% over Datastream's average closing price over the prior 15 trading days ($4.15 per share). Datastream subsequently acknowledged the offer and said its board would evaluate the offer. On January 8, Datastream distributed a press release and letter announcing its decision to reject MRO Software's offer.

"The logic behind this combination remains compelling," said Chip Drapeau, president and CEO, MRO Software. "The response from the capital markets and Datastream shareholders to our offer signals significant support for opening negotiations regarding our proposal. We are disappointed by Datastream's unwillingness to sit down and enter into even preliminary discussions with us. We've made it clear that we would be willing to increase our offer if

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Datastream's management would come to the table, justify additional value, and negotiate on behalf of their stockholders."

MRO Software's January 9, 2002 response letter is attached.

ABOUT MRO SOFTWARE, INC.

MRO Software is the leading provider of e-Business solutions for asset-intensive companies. As a worldwide leader in enterprise asset maintenance, MRO Software has the technology and in-depth understanding of issues confronting capital asset-intensive industries to connect all participants in the industrial value chain. The Company's solutions help make e-Business easy, practical and affordable.

The Company's Strategic MRO, Online Commerce Services and Enterprise Catalog Management solutions allow customers to streamline their internal processes and compete more efficiently in an increasingly collaborative and electronic market. MAXIMO(R), the Company's flagship Strategic MRO solution, is creating value in more than 8,000 organizations located in 103 countries by extending asset life, decreasing operating costs and enabling efficient supplier collaboration.

MRO Software (Nasdaq: MROI) is a global company based in Bedford, Mass., with more than 1,000 employees. The Company markets its products through a direct sales force in combination with a network of international distributors. MRO Software has sales offices throughout North America, Europe, Asia/Pacific and Latin America. Additional information on MRO Software can be found at http://www.mro.com.

MAXIMO(R) is a registered trademark, and MRO SoftwareTM is a trademark, of MRO Software, Inc.

Forward Looking Statements

This press release and its attachment contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended). The Company's actual results may differ materially from those suggested by the forward-looking statements and the Company may not realize the benefits intended from the proposed acquisition, for various reasons, including without limitation the failure of Datastream's business, products or technologies to meet the Company's expectations, difficulties in retaining Datastream personnel necessary for the combination to succeed, difficulties integrating the products or technologies of the two companies and providing migration paths for customers, difficulties in effectively distributing the two companies' products through the combined sales force and channels, difficulties in retaining Datastream's existing customers and revenue streams, difficulties in achieving market or operational synergies, liabilities of Datastream that that are neither currently known nor disclosed before the acquisition is consummated, the termination of contracts for supply by key vendors of Datastream (including suppliers of technology) as a result of the transaction, and those reasons discussed in the section "Factors Affecting Future Performance" in our most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission.

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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER
TO SELL SHARES OF DATASTREAM SYSTEMS, INC. DATASTREAM'S STOCKHOLDERS ARE URGED
TO READ THE RELEVANT EXCHANGE OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AT THE TIME THE OFFER, IF ANY, IS COMMENCED, MRO SOFTWARE, INC. WILL FILE EXCHANGE OFFER MATERIALS WITH
THE U.S. SECURITIES AND EXCHANGE COMMISSION AND DATASTREAM WILL FILE A RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN
OTHER OFFER DOCUMENTS, AS WELL AS THE RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF DATASTREAM AT NO EXPENSE TO THEM. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE COMMISSION) AND THE RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT



















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January 9, 2002


Mr. Larry Blackwell
Chairman of the Board, Chief Executive Officer and President
Datastream Systems, Inc.
50 Datastream Plaza
Greenville, SC 29605

Dear Larry:

We are naturally disappointed that you and your Board have refused to meet with us to explore a negotiated combination of our two companies. The very positive market reaction to our proposal-your stock went up over 50%-suggests that the reasons cited by your Board for refusing to even explore the potential transaction with us are not credited by the capital markets or Datastream stockholders.

You are right that MRO Software stock, like many software company stocks, is volatile. Fortunately for MRO stockholders, our stock enjoys a liquid market and over time has performed very well especially in light of the bursting of the Internet bubble last year. Datastream's stock, on the other hand, has a much thinner float and has had mediocre performance in the marketplace. A number of your stockholders have expressed to us extreme disappointment with Datastream's stock price and its financial performance.

As fiduciaries, we both know that a decision not to pursue a potentially very attractive opportunity for our stockholders is required to be made based on all the information practically available. We would have expected you and your Board to recognize that rejecting a friendly proposal without even exploring its potential is ill-advised. Despite Datastream's operating performance this quarter relative to analyst expectations (significantly reduced by you during the course of the year), your results represent material declines from prior year total revenues, software revenues and pro forma earnings. This will be Datastream's second straight year of annual decline. If you can demonstrate that Datastream's operating performance is no longer in decline and is capable of improving on a sustainable basis, we are open to being persuaded that a higher price or a different mix of CONSIDERATION can be justified. Your Board's refusal to meet, however, suggests that it either fears a higher offer or cannot justify one based on objective evidence. The rhetoric in your letter is no substitute for facts.

While it is not surprising that you would include an advertisement for Datastream's products in your letter, we think the objective record tells a different story. Datastream 7i is substantially based on an old architecture from one of your acquired legacy applications that you repackaged as a quick response to the introduction of MAXIMO 5.0. Repackaging of older products is rarely a recipe for sustainable competitive advantage. It is this very fact that makes the timing of this transaction so important to Datastream stockholders and customers.

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If, as you claim, your "Board of Directors and management are committed to maximizing the value of our stockholders' investment," you should meet with us to negotiate a transaction that will accomplish that objective for both our companies' stockholders. If you truly believe that our current offer is inadequate, you should meet with us and demonstrate why a higher price is justified. While we would much prefer to proceed on a negotiated basis, your Board should understand that we are not limiting ourselves to a negotiated transaction. We believe the benefits of the combination for both companies' stockholders are too compelling to simply abandon our efforts.

Larry, it's time to focus on the bigger picture. Together our companies will be a strong and stable platform for growth and expansion. I look forward to hearing from you and I hope that you and your Board will reconsider and meet with us promptly to achieve a transaction in the best interests of Datastream's and MRO's stockholders.


Sincerely,



Robert L. Daniels
Chairman of the Board


            This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934.















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